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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC Mail Processing Section
JUN 29 2010
Washington, DC
110

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SEC FILE NUMBER
8- 65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2008 (MM/DD/YY) AND ENDING 04/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

LONDON	United Kingdom	W1K 3NB
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mounir Guen 011 44 207 409 3663
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

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OATH OR AFFIRMATION

I, Mounir Guen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

BELKIS MADERA
Notary Public, State of New York
No. 03-4945756
Qualified in Bronx County
Commission Expires Jan 22, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

Attention: Mounir Guen

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to April 30, 2009, which were agreed to by MVision Private Equity Advisers USA LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;
2. Compared the total revenue amounts of the audited financial statements for the year ended April 30, 2009 less revenue reported on the FOCUS reports for the period from May 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to April 30, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, NY
June 24, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-065479 FINRA APR 1/31/2003
MVISION PRIVATE EQUITY
CONNAUGHT HOUSE
1-3 MOUNT ST
LONDON W1K 3NB
ENGLAND, UK

e: If any of the information shown on the mailing label uires correction, please e-mail any corrections to n@sipc.org and so indicate on the form filed.

ne and telephone number of person to contact pecting this form.

PAULA HARDGRAVE 011 44 20 7409 3672

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~150~~ 2,29[illegible]

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) check # 1504 (~~All~~ 150,-

~~N/a~~ 1/22/09
Date Paid

C. Assessment balance due ~~150~~ 2,142

D. Interest computed on late payment (see instruction E) for 0 days at 20% per annum nil

E. Total assessment balance and interest due (or overpayment carried forward) $ ~~150~~ 2,14[illegible]

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ ~~150~~ 2,142.79

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MVISION PRIVATE EQUITY ADVISERS USA LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of JUNE, 2009.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Fed Ex 6/24/09 Postmarked 6/25/09 Received 6/25/09 Reviewed

Calculations ______ Documentation needed. Forward Copy ______

Exceptions: form + check returned 6/26/09

Disposition of exceptions: for the 2c.8 deduction if is over $100,000. see page 3 attached.

RECEIVED
JUN 25 2009
S. I. P. C.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending April 30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 922,090
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	nil
(2) Net loss from principal transactions in securities in trading accounts.	nil
(3) Net loss from principal transactions in commodities in trading accounts.	nil
(4) Interest and dividend expense deducted in determining item 2a.	nil
(5) Net loss from management of or participation in the underwriting or distribution of securities.	nil
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	nil
(7) Net loss from securities in investment accounts.	nil
Total additions	nil
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	nil
(2) Revenues from commodity transactions	nil
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	nil
(4) Reimbursements for postage in connection with proxy solicitation.	nil
(5) Net gain from securities in investment accounts.	nil
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	nil
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	nil
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RENTAL INCOME	4,976 ~~922,090 nil~~
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ nil	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ nil	
Enter the greater of line (i) or (ii)	nil
Total deductions	4,976 ~~922,090 nil~~
2d. SIPC Net Operating Revenues	$ 917,114 ~~nil 922,09~~
2e. General Assessment @ .0025	$ 2,292.79 ~~150~~

(to page 1 but not less than $150 minimum)

MVision Private Equity Advisers USA LLC

Report on the SIPC Assessment Required by SEC Rule 17a-5(e)(4)

April 30, 2009